545 E. JOHN CARPENTER FREEWAY, SUITE 1300 IRVING, TX 75062 PH: 972-444-4900 F: 972-444-4949 WWW.FELCOR.COM NYSE: FCH

LESTER C. JOHNSON

SENIOR VICE PRESIDENT

CHIEF ACCOUNTING OFFICER

December 20, 2007

U.S. Securities & Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	FelCor Lodging Limited Partnership
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 2, 2007
File No. 333-39595-01

Ladies and Gentlemen:

On behalf of FelCor Lodging Limited Partnership, a Delaware partnership, or FelCor LP, we hereby file via EDGAR with the Securities and Exchange Commission, a response to Mr. Kevin Woody’s letter to FelCor dated December 11, 2007. For your convenience, we have repeated each comment prior to the response.

Form 10-K for the year ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Comparison, page 32

1.

We note that you include per unit amounts for various financial information. Please tell us your justification for inclusion of these amounts. Additionally, please tell us and disclose how management calculated the number of units used in the calculations and whether this calculation complies with GAAP. Lastly, please tell us the benefit provided by inclusion of these amounts to investors as it appears that you do not discuss the fluctuations or trends in these metrics.

Our management team and Board of Directors of FelCor Lodging Trust Incorporated, or FelCor, rely on the per unit disclosures to understand the significance of unusual or large entries to our financial statements, which help assess the relative significance of these items individually. We also believe that this disclosure provides readers of our financial statements additional information related to the significance of these large or unusual items.

U.S. Securities and Exchange Commission

FELCOR LODGING TRUST INCORPORATED

545 E. JOHN CARPENTER FREEWAY, SUITE 1300 • IRVING, TX 75062

PH: 972-444-4900 • F: 972-444-4949

WWW.FELCOR.COM

U.S. Securities and Exchange Commission

The computation of per unit amounts uses the amounts in the table for the numerator, and weighted average units outstanding, as presented on the face of the income statement and computed in accordance with GAAP, as the denominator.

This per unit disclosure provides an indication of the significance of these individual items in relation to earnings or loss per unit. We do not believe that any of the per share measures presented violate the spirit of Item 10(e) of Regulation SK or ASR 142.

In retrospect, we believe that a detailed description of the calculations used to determine these per unit amounts included with this disclosure would be helpful to investors. We propose making that disclosure in our future filings.

Results of Operations

Comparison of the Years Ended December 31, 2006 and 2005, page 33

2.

We note you explain your corporate expenses increased during 2006 partially due to severance costs related to several executives that left the company in 2005. Please tell us why you did not incur these severance costs in 2005, and reference any authoritative literature relied upon.

The statement in our 10-K that the executives left in 2005 was incorrect. All employees with severance cost reflected in our 2006 financial statements left the Company in 2006. We recorded these expenses based on FAS 88 paragraph 15 (which addresses termination benefits). We expensed the severance obligation when it became probable that the employee would be entitled to benefits and the amount could be reasonably estimated. We do not believe this error is material to understanding our financial statements; however we will correct this error in our future filings.

Non-GAAP Financial Measures

3.

We note your disclosure of several non-GAAP performance measures, including Hotel EBITDA and Hotel EBITDA margin. Please tell us how each of these measures complies with Item 10(e) of Regulation S-K and the related Frequently Asked Questions. Within your response, please provide to us and disclose management’s justification for the exclusion of each item from the equivalent GAAP performance measure.

Our reconciliations and discussion of the non-GAAP financial measures used in our Form 10-K runs from page 36 through page 42. In this discussion, we have attempted to explain why we present all of our non-GAAP financial measures. The only changes to this disclosure since our last SEC review and comments on non-GAAP financial measures have been the addition of Hotel EBITDA and Hotel EBITDA margin in lieu of Hotel Operating Profit and Operating Margin. We made this change because we felt that these non-GAAP financial measures are more consistent with the presentations made by other hotel REITs and hotel owners and felt there was less distortion from our unconsolidated entities. Hotel EBITDA and Hotel EBITDA margins, as we present them, do not represent Adjusted EBITDA; rather, they reflect the accumulation of EBITDA from individual hotel business units.

FELCOR LODGING TRUST INCORPORATED

545 E. JOHN CARPENTER FREEWAY, SUITE 1300 • IRVING, TX 75062

PH: 972-444-4900 • F: 972-444-4949

WWW.FELCOR.COM

U.S. Securities and Exchange Commission

We look at each hotel in which we have an ownership interest using Hotel EBITDA and Hotel EBITDA margin to determine how effective our management companies are managing the hotel operations and when performing our sell/hold analysis on each hotel. We use these measures to assess hotel operating effectiveness and the desirability of a hotel market. These measures present hotel operations without costs of financing, ownership structure and overhead (which we examine in different contexts).

None of the non-GAAP financial measures we present are intended to eliminate or smooth items identified as non-recurring. We present Funds from Operations (FFO) in accordance with the current NAREIT definition and present EBITDA as defined. We derive Hotel EBITDA and Hotel EBITDA margin by accumulating individual hotel operations included in continuing operations, which is before (i) corporate overhead; (ii) ownership costs (such as debt and depreciation); and (iii) income or expenses that are not directly related to hotel operations. We present Hotel EBITDA and Hotel EBITDA margin consistent with how we use this information to evaluate our hotel operations.

None of the non-GAAP financial measures we present are intended to exclude charges or liabilities that require or will require cash settlement or to present “Adjusted EBITDA.” We are diligent in ensuring that FFO and EBITDA presented are consistent with the definitions of these financial measures.

The following presentation expands the discussion for each of the items used to reconcile our net income or loss to Hotel EBITDA and the reasons for those adjustments.

•

Equity in income from unconsolidated entities; Consolidated hotel lease expense; and Unconsolidated taxes, insurance and lease expense – Since FelCor is a REIT, we generally lease the operations of our hotels to wholly-owned taxable REIT subsidiaries (TRS) and we eliminate the rental income and expense in consolidation. However, at December 31, 2006, we owned 50% ownership interests in the real estate assets of 19 hotels that we reported under the equity method. We leased the operations of most of these hotels to entities in which we own a majority controlling interest and, therefore, consolidate the operations of these hotels. We report hotel lease income for these unconsolidated hotels through “equity in income from unconsolidated entities;” however, since the lease expense is consolidated, the elimination of income and expense does not occur. Since the hotel lease expense is eliminated for our wholly-owned hotels but not for these joint venture hotels, operating margins are not comparable, making analysis difficult. The adjustments we show allow us to look at the operations and operating margins of these joint venture hotels as if we owned 100% of the operations and real estate, which is consistent with our other consolidated hotels, thereby allowing us to assess the effectiveness of our hotel management companies on a consistent basis.

•

Minority interests; Interest expense, net; Hurricane loss; Loss on early extinguishment of debt; Charge-off of deferred financing costs; Gain on swap termination; Corporate expenses; Depreciation; Retail space rental and other revenue; Abandoned projects; Gain on sale of assets – We eliminate income and expenses not directly associated with managing our hotels and not controlled by our hotel managers; this permits us to assess operating effectiveness and the profitability of hotel operations.

FELCOR LODGING TRUST INCORPORATED

545 E. JOHN CARPENTER FREEWAY, SUITE 1300 • IRVING, TX 75062

PH: 972-444-4900 • F: 972-444-4949

WWW.FELCOR.COM

U.S. Securities and Exchange Commission

•

Discontinued operations – We eliminate discontinued operations to present our ongoing operations without the distortion from hotels that we have sold and are no longer part of our continuing operations.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 53

4.

We note you include an opinion from PricewaterhouseCoopers LLP; this opinion does not appear to be signed by PricewaterhouseCoopers LLP. Please amend your filing to include evidence that their opinion is signed.

The opinion was signed by PricewaterhouseCoopers. We will amend our annual report on Form 10-K to include “/s/PricewaterhouseCoopers LLP” on the opinion.

Notes to Consolidated Financial Statements

Note 8. Derivatives, page 72

5.

As a result of terminating swaps during 2004, we note you increased the principal balance of the associated debt by $3.6  million for costs related to the unwinding. Please clarify for us the nature of the $3.6  million cost. Please explain to us how you accounted for the $3.6  million cost and referenced the authoritative literature you considered.

In 2004, we paid counterparties $3.6 million upon the termination of various fair value interest rate swaps that were entered into in 2001 and 2003. When we entered into these interest rate swap contracts, we determined that the contracts met the hedge effectiveness requirements of SFAS 133 and prepared the required documentation to demonstrate that effectiveness. During the period they were outstanding, the hedge instruments were 100% effective (the changes in the fair value of the hedge instrument (the interest rate swaps) were completely offset by changes in the value of the hedged item (our fixed-rate debt)). Because we did not consider the $3.6 million to be material to our balance sheet we did not set up a separate liability for the fair value of the hedge instruments, which was nonetheless included as debt on our balance sheet. The payment of $3.6 million to terminate the interest rate swap relieved the liability related to the fair value of the hedge instrument (included in debt). The cumulative changes in the fair value of the hedged item, accumulated over the period the swaps were outstanding, ($3.6 million) remained on our balance sheet at the date we terminated the swaps. This effectively resulted in a debt discount, which in accordance with SFAS 133, was amortized into interest expense over the remaining stated term of the debt until retirement of that debt in 2006.

Note 10. Income Taxes, page 74

6.

It does not appear that you have included the disclosure required by paragraph 45 of SFAS 109. Please tell us how you have complied with SFAS 109, or tell us why you believe it was not necessary to include a disclosure of the significant components of income tax expense.

FELCOR LODGING TRUST INCORPORATED

545 E. JOHN CARPENTER FREEWAY, SUITE 1300 • IRVING, TX 75062

PH: 972-444-4900 • F: 972-444-4949

WWW.FELCOR.COM

U.S. Securities and Exchange Commission

As a REIT, FelCor is not subject to federal income tax if it distributes at least 100% of its taxable income in a given taxable year. For all years presented in our Annual Report on Form 10-K for the year ended December 31, 2006, FelCor made distributions in excess of its taxable income. While our taxable REIT subsidiaries are subject to federal income tax, we have not had any current or deferred federal income tax expense in the years presented due to accumulated net operating losses and the related valuation allowance. While we are subject to income tax in certain states and Canada, we determined on both a qualitative and quantitative basis that the current and deferred amounts of those taxes were not material in any of the years presented and have therefore been included in taxes, insurance, and lease expense within our statement of operations. The amount of current and deferred income tax expense or benefit recorded in continuing operations was approximately $828,000 (expense), $3,000 (benefit), and $506,000 (expense) during the years ended December 31, 2006, 2005 and 2004, respectively. For the year ended December 31, 2006, we had $5.7 million of income tax expense related to the gains on sale of our hotels. As disclosed in footnote 5 of our financial statements, this was included within discontinued operations as a reduction to our gain on sale.

Exhibits 31.1 and 31.2

7.

We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4, and you have replaced “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” with “fourth fiscal quarter” in paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

We will revise our certifications in future filings to comply with the Exchange Act Rules.

* * * *

We acknowledge the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the staff have any questions concerning the above responses or desire further information or clarification in connection therewith, he or she should contact me at (972) 444-4936.

Sincerely,

/s/ Lester C. Johnson

Lester C. Johnson

Senior Vice President and Chief Accounting Officer

FELCOR LODGING TRUST INCORPORATED

545 E. JOHN CARPENTER FREEWAY, SUITE 1300 • IRVING, TX 75062

PH: 972-444-4900 • F: 972-444-4949

WWW.FELCOR.COM